United States
Securities and Exchange Commission
Washington, D. C. 20549
FORM 11-K
☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year end December 31, 2005
☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from            to
Commission file number
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Plumas Bank
401 (k) Profit Sharing Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its Principal executive officer:
Plumas Bancorp
35 S. Lindan Avenue
Quincy, CA 95971

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plumas Bank 401 (k) Profit Sharing Plan
(Name of Plan)
Date June 29, 2006	/s/ Andrew J. Ryback
Andrew J. Ryback
EVP/Chief Financial Officer

PLUMAS BANK
401(k) PROFIT SHARING PLAN
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004
AND FOR THE YEARS THEN ENDED
AND
SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2005
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

PLUMAS BANK
401(k) PROFIT SHARING PLAN
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees of
      Plumas Bank 401(k)
      Profit Sharing Plan
     We have audited the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits of the Plumas Bank 401(k) Profit Sharing Plan (the “Plan”) as of and for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the Auditing Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the Plumas Bank 401(k) Profit Sharing Plan as of and for the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.
     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.
/s/ Perry-Smith LLP
Sacramento, California
June 1, 2006

PLUMAS BANK
401(k) PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005 and 2004

	2005	2004
ASSETS

Investments:
Participant-directed investments at fair value (Note 3)	$7,972,330	$6,492,460
Participant loans	237,099	140,469

Total investments	8,209,429	6,632,929

Receivables:
Employer contributions	7,283
Participant contributions	25,847

Total receivables	33,130

Net assets available for benefits	$8,242,559	$6,632,929

The accompanying notes are an integral
part of these financial statements.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2005 and 2004

	2005	2004
ADDITIONS

Investment income:
Net appreciation in fair value of investments (Note 3)	$1,202,003	$483,184
Interest and dividends	90,214	66,273

Total investment income	1,292,217	549,457

Contributions:
Participant	629,069	540,553
Employer	181,214	159,663

Total contributions	810,283	700,216

Total additions	2,102,500	1,249,673

DEDUCTIONS

Benefits paid to participants	492,870	222,483

Net increase	1,609,630	1,027,190

Net assets available for benefits:
Beginning of year	6,632,929	5,605,739

End of year	$8,242,559	$6,632,929

The accompanying notes are an integral
part of these financial statements.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF PLAN

The following description of the Plumas Bank (the “Bank”) 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan’s provisions.

General

Plumas Bank, the Plan Sponsor, established the Plan effective on April 1, 1988, that provides all Bank employees, not otherwise excluded, who have completed 90 days of service and are eighteen years of age with the opportunity to defer a portion of their eligible compensation on a pre-tax basis. All investments in the Plan are participant directed. Prudential Trust Company (Prudential) is the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Contributions

Each year, participants may make salary deferral contributions in any percentage of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. All participant contributions and earnings thereon are 100% vested.

Employer Contributions

The Bank provides a 100% match on each participant’s elective deferral up to 3% of the participant’s eligible compensation. At the discretion of the Bank, the Bank may also make a non-elective contribution to the Plan. Bank contributions are subject to certain IRC limitations. During 2004 and 2005 the Bank made no discretionary contributions. Both the matching contribution and any non-elective contribution vest over a five-year period as follows:

Percentage
Service	Vested
2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%
Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of the Bank’s matching and discretionary contributions and Plan earnings and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
1.	DESCRIPTION OF PLAN (Continued)

Participant’s Investment Options

Participants direct all of their voluntary contributions and their portion of the employer matching contributions among any or all of the investment options offered by Prudential Insurance Company of America (Prudential). The investment options include a range of funds that are invested in shares of thirteen registered investment companies (mutual funds) that invest mainly in common stocks and bonds.

In addition, participants have the option of investing in Plumas Bancorp common stock, up to 50% of the participant’s total elective deferrals. These investments are also maintained by the Plan’s Trustee.

Participants may change their investment options without restriction.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer (from) to the investment fund (to) from the Participant Loans fund. Loan terms range from one to five years, or longer if used to purchase the primary residence of the participant. The loans are secured by the balance in the participant’s account and bear interest at prevailing market rates at the time of borrowing. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits

Upon termination of employment or other reasons specified by the Plan, a participant with a vested account balance that exceeds $5,000 may elect to receive: (1) a lump sum payment, (2) a part lump sum payment and part installment payments as described in (3), or (3) installment payments (annually, quarterly or monthly) over a specified period of time, not exceeding the participant’s life expectancy or the joint life expectancy of the participant or participant’s beneficiary. For a participant with a vested account balance of $5,000 or less, a lump sum payment is distributed to the participant. Effective March 28, 2005, Plumas Bank amended the Plan for distributions between $1,000 and $5,000 providing for an automatic distribution to a participant without requiring the participant’s consent. If the participant does not elect to have such distribution paid directly to an “eligible retirement plan” in a direct rollover or to receive the distribution directly, then the Plan’s Sponsor shall pay the distribution in a direct rollover to an individual retirement plan designated by the Plan’s Sponsor. As of December 31, 2005 and 2004, there were no benefits payable to participants that have elected to withdraw from the Plan but have not yet been paid.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
1.	DESCRIPTION OF PLAN (Continued)

Forfeitures

Forfeitures from the nonvested portion of terminated employees’ account balances can be used to reduce employer contributions in the following plan year. Forfeitures totaling $8,009 and $4,762 were used to reduce employer contributions for the years ending December 31, 2005 and 2004, respectively.

Administrative Costs

The Bank pays the administrative costs of the Plan. Investment management fees are paid by the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results may differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and the common stock of the Plan Sponsor. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices as of the last business day of the Plan year are used to value investments in registered investment companies (mutual funds) as well as in Plumas Bancorp’s common stock. Participant loans receivable are valued at the outstanding loan balances.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition (Continued)

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation and (depreciation) of investments and net realized gains and losses on the sale of investments during the period.

Payment of Benefits

Benefits are recorded when paid.

Impact of New Financial Accounting Standard

Accounting Changes and Error Corrections

On June 7, 2005, the Financial Accounting Standards Board (FASB) issued Statement No. 154 (FAS 154), Accounting Changes and Error Corrections – a replacement of Accounting Principles Board (APB) Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. Under the provisions of FAS 154, voluntary changes in accounting principles are applied retrospectively to prior periods’ financial statements unless it would be impractical to do so. FAS 154 supersedes APB Opinion No. 20, which required that most voluntary changes in accounting principles be recognized by including in the current period’s net income the cumulative effect of the change. FAS 154 also makes a distinction between “retrospective application” of a change in accounting principle and the “restatement” of financial statements to reflect the correction of an error. The provisions of FAS 154 are effective for accounting changes made in fiscal years beginning after December 15, 2005. Management of the Company does not expect the adoption of this standard to have a material impact on its financial position or results of operations.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
3.	INVESTMENTS

The following table presents the fair value of the investments in the Plan. Investments representing more than 5% of the Plan’s net assets as of December 31, 2005 and 2004 are separately identified.

	December 31,
	2005	2004
Investments at quoted market prices:
Plumas Bancorp Common Stock	$2,305,809	$1,594,188
Davis NY Venture Fund	1,120,247	1,014,566
Euro Pacific Growth Fund	726,236	470,149
Stable Value Fund	636,921	663,491
PIMCO Total Return Fund	570,787	613,554
Jennison Growth Fund	555,908	435,601
Van Kampen Equity Income Fund	499,641	456,411
Goldman Sachs Mid Cap Fund	456,625
Other investments	1,100,156	1,244,500

	7,972,330	6,492,460
Investments at estimated fair value:
Loans to participants	237,099	140,469

Total investments	$8,209,429	$6,632,929

The Plan’s investments, including investments bought, sold and held during the year, appreciated in value by $1,202,003 and $483,184 during 2005 and 2004, respectively.

4.	CONCENTRATION OF INVESTMENTS

At December 31, 2005 and 2004, the Plan held investments in Plumas Bancorp common stock, representing approximately 28% and 24% of net assets available for benefits, respectively. A significant decline in the performance of Plumas Bancorp common stock could have a materially adverse impact on the Plan’s net assets available for benefits.

5.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Prudential. Prudential is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
5.	RELATED-PARTY TRANSACTIONS (Continued)

At December 31, 2005 and 2004, the Plan’s investments in Plumas Bancorp common stock (a party-in-interest) are as follows:

	December 31,
	2005	2004
Number of shares	109,800	75,914
Fair value, based on quoted market values	$2,305,809	$1,594,188
The Plan’s investment in Plumas Bancorp’s common stock, including investments bought, sold and held during the year, appreciated in value by $792,117 and $64,589 during 2005 and 2004, respectively, which is included in the investment appreciation discussed in Note 3.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined, and informed the Bank by a letter dated November 20, 1992, that the Plan and related trust are designed in accordance with applicable regulations of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the financial statements.

SUPPLEMENTAL SCHEDULE

PLUMAS BANK
401(k) PROFIT SHARING PLAN
EMPLOYER IDENTIFICATION NUMBER: 95-3520374
PLAN NUMBER: 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

		(c)
	(b)	Description of Investment,
	Identity	Including Maturity Date,
	of Issuer, Borrower,	Rate of Interest, Collateral,	(d)	(e)
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value
	Davis NY Venture Fund	Mutual Fund	*	$1,120,247
	Euro Pacific Growth Fund	Mutual Fund	*	726,236
	Stable Value Fund	Mutual Fund	*	636,921
	PIMCO Total Return Fund	Mutual Fund	*	570,787
**	Jennison Growth Fund	Mutual Fund	*	555,908
	Van Kampen Equity Income Fund	Mutual Fund	*	499,641
	Goldman Sachs Mid Cap Fund	Mutual Fund	*	456,625
	Franklin Small Cap Fund	Mutual Fund	*	337,203
**	Dryden Stock Index Fund	Mutual Fund	*	226,000
	Growth Fund of America	Mutual Fund	*	183,159
	Goldman Sachs Small Cap Fund	Mutual Fund	*	174,857
**	US Emerging Growth Fund	Mutual Fund	*	150,316
	Fidelity Adv Small Cap Fund	Mutual Fund	*	28,621
**	Plumas Bancorp	Common Stock – 109,800 shares	*	2,305,809
**	Participant Loans	Maturing at various dates through
		December 2009 at interest rates
		ranging from 5.0% to 9.5%		237,099

				$8,209,429

*	Information regarding the cost of investments at December 31, 2005 is not required as investments are participant directed.

**	Party-in-interest to the Plan.